Exhibit 99.5

RECENT DEVELOPMENTS

Potential Tariffs on Canadian and British Columbian Goods

In a November post on Truth Social, a social media platform owned by Trump Media & Technology Group, U.S. President Elect Donald Trump posted that he would impose a 25% tariff on all Canadian and Mexican goods entering the United States, which he would effect through an executive order on the day of his inauguration in January of 2025. The United States is Canada’s most important trading partner, accounting for approximately three-quarters of Canada’s, and approximately 54% of British Columbia’s, total merchandise exports. Canada is the United States’ second largest trading partner and the largest destination for U.S. merchandise exports. A tariff of such, or similar, magnitude, if enacted with respect to all, or a substantial portion of, Canadian and British Columbian goods, along with any retaliatory tariffs or other protectionist economic policies promulgated by either the United States or Canada, could have a material adverse effect on British Columbian exports and, potentially, on the British Columbian economy generally.